

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 31, 2011

Via E-mail
Dr. Jorge Andrade
Chief Executive Officer
Fresh Start Private Management, Inc.
999 N. Tustin Ave., Suite 16
Santa Anna, CA 92705

> **Re:**   **Fresh Start Private Management, Inc.**
> **Form 10-K for the Year Ended December 31, 2010 Filed April 15, 2011**
> **Form 10-Q for the Period Ended June 30, 2011 Filed August 16, 2011**
> **Response submitted October 26, 2011**
> **File No. 0-54208**
> **Form 8-K Filed November 22, 2010**
> **File No. 333-153381**

Dear Dr. Andrade:

We have reviewed your response letter submitted October 26, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your Form 8-K filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Period Ended June 30, 2011

General

1. Please provide the three bullet pointed acknowledgements (i.e., Tandy language) as requested at the end of our comment letter dated October 7, 2011. Please provide the requested acknowledgements in writing from management with your next response letter.

Note 3 – Intangible Assets, page F-7

2. We note your response to comment three from our letter dated October 7, 2011. Please show us how you will revise your financial statement footnote disclosures to describe the current

status of your November 22, 2010 agreement to purchase Fresh Start Private Inc. In particular, your revised disclosures should address the following:

- Describe the specific procedures and analyses performed by management and the board of directors in determining that the $12.3 million purchase price for Fresh Start Private Inc. was commensurate with a price that would be paid if purchased from an unrelated third party; and

- Explain what activities need to be completed by both you and the sellers in order for the agreement to be considered consummated and for you to have an obligation to issue shares in connection with the business combination. As a related matter, please also amend your Form 8-K filed on November 22, 2010 to disclose the related party relationships between you and Fresh Start Private Inc.   Please also amend your Form 8-K to explain any material terms and conditions of the agreement (including activities that must be successfully completed in order for the agreement to be considered consummated). Please refer to Item 1.01(a) of Form 8-K.

3. Please tell us how you considered engaging an independent valuation expert to assist management in determining the price to pay for Fresh Start Private Inc.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Etheredge, Staff Accountant, at (202) 551-3424 or the undersigned at (202) 551-3769 if you have any questions.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief